FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Table of Contents

(1)	Press Release, “Dr. Reddy’s launches pegfilgrastim in India under the brand name ‘Peg-grafeel TM’,” May 10, 2011.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s launches pegfilgrastim in India under the brand name ‘Peg-grafeel TM’
- The only affordable pegfilgrastim in India
Hyderabad, India, May 10, 2011:
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) announced today the launch of Peg-grafeel™ — Dr. Reddy’s brand of pegfilgrastim. Peg-grafeel™ has been approved in India to reduce the duration of neutropenia and the incidence of febrile neutropenia in patients treated with cytotoxic chemotherapy for malignancy (with the exception of chronic myeloid leukaemia and myelodysplastic syndromes).
Pegfilgrastim is a pegylated long-lasting variant of filgrastim. One injection of pegfilgrastim can replace up to 14 injections of filgrastim, which must be administered daily. It can be administered once per chemotherapy cycle, providing convenience to the patient while eliminating many of the additional costs of treatment.
Dr. Reddy’s Peg-grafeel™ is priced at an MRP of Rs. 8,865 and represents a breakthrough in the pricing of this complex molecule. It is priced at approximately 25% of the originator brand in India, and is priced 95% lower than the US price for pegfilgrastim. This breakthrough in pricing has been enabled by Dr. Reddy’s vertically integrated global manufacturing network. Peg-grafeel™ is manufactured using Dr. Reddy’s ‘PEGtech’ brand of activated mPEGs which are synthesized at its facilities located in Mexico and the UK.
Commenting on the launch, GV Prasad, Vice-Chairman and CEO, Dr. Reddy’s said, “Peg-grafeel™ will offer patients in India an important alternative. An affordable pegfilgrastim will redefine the way patients undergoing treatment with chemotherapy can reduce the duration of neutropenia and highlights our commitment to provide affordable and innovative medicines to patients in India. We also intend to market Peg-grafeel™ globally, on our own and through partners.”
Notes to the editor:
•
Pegfilgrastim was first approved for use in 2002 by the US FDA. Since its introduction it has quickly replaced filgrastim as the standard of care in most of the world due to its convenient (once per chemotherapy cycle) dosing schedule.

•
Pegfilgrastim was first introduced in India in 2007, and currently several brands of pegfilgrastim are available. However, in India, pegfilgrastim is an expensive alternative to filgrastim, priced up to Rs. 34,000 for a single injection. As a result, filgrastim remains the standard of care in India.

•
Neutropenia is the condition in which a patient has a lower than normal white blood cell count and is a common side effect of many chemotherapy regimens. Having a low white blood cell count leaves patients vulnerable to life threatening infections. Febrile neutropenia is a potentially fatal condition where a patient with neutropenia develops a fever due to an infection. Filgrastim and pegfilgrastim are medicines that stimulate the body to produce white blood cells, thereby reducing the duration of neutropenia and the incidence of febrile neutropenia in patients undergoing treatment with chemotherapy.

•
PEGtech is Dr. Reddy’s brand for its extensive range of activated mPEGs. The mPEG alcohol manufactured in Mexico is supplied to Dr. Reddy’s c-GMP facility in Mirfield, UK where commercial scale activation is carried out.

•	Pegfilgrastim, developed by Amgen Inc. was approved for use in 2002 and is sold as Neulasta® in US and EU.

•	Pegfilgrastim is marketed in India by F. Hoffmann-La Roche Ltd. as Neulastim® since 2007. It is currently also sold by Intas, and Gennova/Emcure. Brands include Neupeg™, Pegasta™ and Pegex™.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: June 3, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary

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